Exhibit 99.1

 Agria Reports Audited Revenue of US$1.1 Billion

with Operating Profit of US$22 Million for Fiscal Year 2012

Beijing, China – October 10, 2012 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an agricultural company with operations in China and internationally, today reported audited financial results for the fiscal year ended June 30, 2012. Audited fiscal year results reflect the consolidation into Agria’s results of its controlling interest in its New Zealand listed subsidiary PGG Wrightson (NZSE:PGW) (“PGW”).

Alan Lai, Agria’s Chairman of the Board, commented, “Our audited results represent another major milestone for the Company and punctuate a very active year. We are benefitting from our strategic investments in PGG Wrightson and in our China seeds business. We currently anticipate further improvements in these important businesses with both revenue and profit growth in fiscal year 2013.”

Consolidated revenues increased from RMB29.0 million in the year ended December 31, 2010 to RMB6.9 billion ($1.1 billion) in the year ended June 30, 2012. The increase in revenue on a year-over-year basis is primarily due to this fiscal year being the first full year that Agria has consolidated its majority owned subsidiary’s operating results since the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Additionally, the increase in Agria’s revenues during fiscal year 2012 was attributable to Agria’s China seeds business, which achieved 82.1% growth in revenue on a year over year basis. This was led by the Company’s commencement of sales of field corn seeds.

The Company’s operating profit improved from a loss of RMB87.1 million in the year ended December 31, 2010 to a profit of RMB142.5 million ($22.4 million) in the year ended June 30, 2012.

The Company reported a net loss attributable to shareholders of RMB16.0 million ($2.5 million) in the year ended June 30, 2012 compared to a net loss attributable to shareholders of RMB59.2 million in the year ended December 31, 2010.

As of June 30, 2012, Agria had RMB164.9 million ($26.0 million) in cash and cash equivalents, which consisted of cash on hand and bank deposits, which are unrestricted as to withdrawal or use. In addition, the Company had RMB398.7 million ($62.8 million) of restricted cash, which is pledged as guarantees for bank loans. Total shareholders’ equity was RMB1,449.0 million ($228.1 million) at June 30, 2012.

Agria had 110,766,600 ordinary shares equivalent to 55,383,300 ADSs outstanding as of June 30, 2012.

Agria filed its annual report today on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the SEC’s website at www.sec.gov, as well as under the “SEC Filings” section of the Company's website at www.agriacorp.com. Upon request, the Company will provide a hard copy of this report on Form 20-F for the year ended June 30, 2012, free of charge to its shareholders and ADS holders. Requests should be directed to Agria Corporation, Attn: Annual Reports, Room 1206, Huantai Building, No.12, Zhongguancun South Street, Haidian District, Beijing, China 100081.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

David Pasquale

Senior Vice President

U.S. Tel: +1-914-337-1117

david.pasquale@agriacorp.com

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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